eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

 October 9, 2018

VIA EDGAR
Ms. Jennifer Thompson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     eBay Inc.
Form 10-K for the year ended December 31, 2017
Filed February 5, 2018
Form 10-Q for the quarter ended June 30, 2018
Filed July 19, 2018
File No. 001-37713

Dear Ms. Thompson:

Thank you for your letter dated September 24, 2018 addressed to eBay Inc. (“eBay,” the “Company” or “we”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018.

To facilitate the Staff’s review, we have keyed our responses to the headings and the numbered comments used in the Staff’s comment letter, which are reproduced in italics below and followed in each case by the Company’s response.

Form 10-K for the year ended December 31, 2017

General

1.
In a letter to the staff dated May 14, 2015, you discussed your subsidiary PayPal’s 2015 settlement with OFAC for processing transactions to or from Sudan, and PayPal’s disclosure to OFAC of subsequent similar transactions referencing sanctioned countries. On page 20 of its 10-K filed February 7, 2018, PayPal provides similar information. Additionally, we are aware of news reports indicating that entities in North Korea, Sudan and Syria, possibly including their governments, may have offered or sold items on the ebay.com website. North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, and any such contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism. Finally, to the extent PayPal has self-reported to OFAC possible violations of North Korea, Sudan or Syria economic sanctions subsequent to your 2015 letter, please describe the transactions to us and tell us the maximum dollar amount of the potential related penalties.

Pursuant to a telephone call on October 5, 2018 between Jennifer Thompson, Accounting Branch Chief, and Eric Haueter of Sidley Austin LLP, the Company’s deadline for responding to this comment has been extended to October 23, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

2.
Please revise your results of operations discussion to provide greater insight to your investors regarding the underlying causes of increases or decreases in the components of net income. For example, when you identify intermediate causes of changes in revenues, such as changes in GMV and “take rates,” please describe in sufficient detail the underlying reasons driving such changes.

We endeavor to disclose the most significant drivers of business performance contributing to net income, including changes in revenue from transaction volume, take rates and various expenditures. We will provide additional analysis of intermediate factors, for example changes in pricing policy, average selling price of items sold or the impact of investments in the customer experience, that drive change beyond our current discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations, when we can identify them and when they represent significant reasons for changes in net income.

Form 10-Q for the quarter ended June 30, 2018

Notes to Condensed Consolidated Financial Statements

Note 1 - The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 7

3.	We note your net transaction revenues consist of a single performance obligation. Please address the following items for your Marketplace arrangements:

•	Clarify the exact nature of this performance obligation. Your reference to core services is unclear. Refer to ASC 606-10-50-12(c).

•
Tell us each promised good or service you have identified in these arrangements. In addition, provide us your analysis regarding how you determined that all goods and services in these arrangements should be combined. Reference ASC 606-10-25-19 through 22.

•
Provide us with a specific and comprehensive discussion of the terms of your Price Match Guarantee, eBay Authenticate, shipping services and eBay Money Back Guarantee and if you determined that these are services provided to users or customers.

•
We note under ASC 605 you recognized revenue from listing fees ratably over the estimated period of the listing. Please help us understand why under ASC 606 you have combined these listing services with other services in determining your performance obligation. In addition, tell us how the final value fees and fees to promote or feature listings from sellers are calculated. Also clarify if and how promotion fees differ from listing fees.

In “Item 1. Business” in Part I of our 2017 Form 10-K, we refer to our business using the following terms, “….collectively [our platforms] connect millions of buyers and sellers around the world. The technologies and services that power our platforms are designed to enable sellers worldwide to organize and offer their inventory for sale, and buyers to find and purchase it, virtually anytime and anywhere.”

In our Marketplace platform, successfully bringing buyers and sellers together on a secure and trusted platform is the essence of our transaction revenue generating activities (i.e., our connection service or the “core service”) as discussed in “Note 1 - The Company and Summary of Significant Accounting Policies” in the notes to the consolidated financial statements in our 2017 Form 10-K and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018. We generate net transaction revenues from sellers primarily from final value fees and fees to promote or feature listings. eBay promises the following to its customers (i.e., sellers on the Marketplace platform):

1.	Connection service

2.	Basic and advanced listing service

We may charge the following types of fees to our customers in our core Marketplace platform: an insertion fee or listing fee, when a seller creates a listing and a final value fee when an item is sold. Sellers can also purchase additional features, like a subtitle, to enhance their listings in order to stand out and attract more buyers. These advanced listing services are a series of activities that boost the visibility of a listing across the site to provide a higher likelihood of a successful sale through a variety of methods, such as surfacing a listing higher in the search results.

We applied the following framework to determine whether the connection service and basic and advanced listing activities aggregate into a single performance obligation or represent separate performance obligations:

•
Referencing guidance under ASC 606-10-25-17, we determined that the listing services we provide (listing the item based on the seller’s specifications) to connect a buyer and a seller do not transfer a good or a service to the seller as the activities are performed. That is, the act of listing an item and featuring an item are activities necessary merely to fulfill a contract and thus not separate performance obligations in accordance with ASC 606-10-25-17. We note that the listing service may have little or limited value to the customer. The fees associated with the listing service are considerably lower than the final value fees and are often waived.

•
Further with reference to ASC 606-10-25-21(a) & (c), basic and advanced listing services and the connection service are not considered distinct within the context of the contract because we provide an integrated set of services that represent one output for which the customer has contracted. That is, the connection service is highly interdependent and interrelated with the listing service.

Based on the above analysis, we concluded that, although we provide and at times charge for what might be separate activities, they do not meet the criteria of being distinct and separate performance obligations in accordance with ASC 606-10-25-19. Therefore, the activities are combined into one performance obligation, which is to connect buyers and sellers on our core platform.

Acknowledging the Staff’s reference to ASC 606-10-50-12(c) in the context of our core service we intend to expand our disclosures in “Note 1 - The Company and Summary of Significant Accounting Policies” under the heading Revenue Recognition, to include much of the discussion now included under the heading Recently Adopted Accounting Pronouncements. In addition, we will provide a more complete discussion of the relevant portions of the concepts noted above in our response to this Comment #3.

Our Price Match Guarantee, eBay Authenticate, shipping services and eBay Money Back Guarantee programs are all designed to support the secure and trusted platforms on which our buyers and sellers transact. Our eBay Money Back Guarantee program (“eMBG”) is offered to maintain the integrity and quality of the connection service provided to the participants on our core Marketplace platform.

Buyers can use eMBG, subject to meeting certain conditions, when:

•	They do not receive an item; or

•	They receive an item that does not match the listing description

Most sellers work with buyers to resolve issues, but in case of a dispute eBay intervenes under the eMBG program and assists both parties to resolve the issue/claim. In accordance with the standard user agreement, buyers and sellers permit eBay to make the final decisions in all cases, including appeals, and agree to be bound by the decision reached by eBay. During this process, if eBay determines that the buyer did not receive an item or the item does not match the listing description, eBay will refund the full cost of the item and original shipping to the buyer and seek reimbursement from the seller. If sellers are found not to be at fault, eBay will refund the buyer and not recoup from the seller.

We view eMBG as eBay’s obligation contingently incurred in connection with providing eBay’s core service and a program designed and operated by eBay in an effort to provide a trusted and reliable platform. As noted above, eMBG is available on our core Marketplace platform, is not priced or sold separately and we have concluded that it does not represent a service provided to sellers, therefore, does not represent a promise in the arrangement under ASC 606-10-55-32.

Other programs like Price Match Guarantee and eBay Authenticate were inconsequential for the fiscal year ended December 31, 2017 and subsequent interim periods, but again, are indicative of our efforts to invest in technology and services to bolster buyer and seller confidence in our secure and trusted platforms. We comprehensively address shipping services in our response to comment #4.

Prior to the adoption of ASC 606 in our Marketplace platform, we considered the revenue recognition criteria in SEC Staff Accounting Bulletin No. 104 (SAB Topic 13-a), Revenue Recognition, in determining the timing of revenue recognition and ASC 605-25-3 for purposes of determining units of accounting.  Considering that (1) basic listing, advanced listing and connection services are charged at standard prices published on eBay.com; and (2) basic listing and advanced listing services are provided over time, we concluded that it is appropriate to recognize our listing fee revenues ratably over the estimated period of the listing and to recognize the final value fee revenue at the time that the transaction is successfully closed, upon meeting the standard revenue recognition criteria at the time (e.g., persuasive evidence of an arrangement existed, service had been rendered, the fee was fixed or determinable, and collectability was reasonably assured).

Under ASC 606, consistent with the conclusions noted above, we identified a single performance obligation related to the core service offered to sellers in our Marketplace platform and believe additional services mainly to promote or feature listings at the option of the sellers are not distinct within the context of the contract. Accordingly, revenue related to connection services (“final value fees”), basic listing (“insertion fee”) and advanced listing (“feature fee” or “promotion fee”) is recognized when the single performance obligation is satisfied at a point in time, that is, when a transaction is successfully closed or when the listing expires or the item is delisted. This identification of one performance obligation and resulting recognition of revenue at a point in time under ASC 606 was a change from recognition of revenue over a period of time under the previous guidance.

With respect to the Staff’s specific question regarding how final value fees and fees to promote or feature listings from sellers are calculated we would like to highlight the following with regard to our core Marketplace platform in the United States:

•
Listing fee / Insertion fee charged for basic listing services - Every month, each seller is promised a certain number of free listings and then pays a nominal amount for incremental listings. Insertion fees are charged on most categories when a seller lists an item, are non-refundable and may be waived.

•
Feature listing fee is a fee charged to feature a listing and is a fixed amount. The fixed amount charged can vary by duration, category, type of feature selected and value thresholds. The feature listing fee is charged once the feature is purchased by the seller and is non-refundable.

•
Final value fee is charged to the seller when an item sells on the platform. It is calculated as a percentage of the total amount the buyer pays. A promotion fee, for example a promoted listing fee, is also calculated as a percentage of an item’s sale price and is only charged when an item is sold within a specific timeframe.

4.
We note that you generate revenue from revenue sharing arrangements. Please provide us with a comprehensive discussion of the terms of these arrangements including what specified services are provided. In addition, please provide us your analysis regarding how you determined when you are a principal and when you are an agent in these arrangements. Reference ASC 606-10-55-36 through 40 and ASC 606-10-50-12(c).

We note that the Company’s most significant revenue share arrangements are with shipping service providers. eBay contracts with shipping carriers who provide shipping services directly to eBay sellers, who can print shipping labels and packing slips via an integrated platform on the eBay site similar to the examples in ASC 606-10-25-18(f), “Providing a service of arranging for another party to transfer goods or services to a customer (for example, acting as an agent of another party, as described in paragraphs 606-10-55-36 through 55-40).” The customer introduction or referral fee for the service meets the description in ASC 606-10-55-38 that eBay is an agent and recognizes as revenue the fee that we retain after arranging for the services provided by a third party (shipping carriers in this case). Said another way, the Company is compensated for the referral or introduction to the shipping service provider.

The Company evaluates these and all other third party service arrangements by assessing whether it has control of the good or service immediately prior to it being transferred to the customer. Consistent with the guidance in the Basis of Conclusions (BC16 of ASU 2016-08), if unclear, the Company then assesses the indicators in ASC 606-10-55-39 to determine if the Company has control over the specified good or service before it is transferred to the customer (and therefore is a principal). In our core Marketplace platform in the United States, we have evaluated shipping services as follows:

(a)
Fulfillment: The Company is not responsible for shipping the product because the contract for shipping services is between the shipping carrier and the eBay user. The shipping carrier is responsible for providing the specified shipping service to the eBay user once the label has been printed. This is indicative of eBay being an agent.

(b)	Inventory risk: The Company does not have any inventory risk. This is indicative of eBay being an agent.

(c)	Pricing: The Company has some discretion in establishing prices with certain carriers. This may be indicative of eBay being a principal.

Therefore, the Company determined that it is acting as an agent for the shipping services.

5.
We note your disclosure that your contracts may include promises to transfer multiple services including discounts on future services. Please tell us, and revise future filings to clarify, which contracts contain multiple performance obligations. In addition, please clarify if these discounts are a material right and, if so, when the related revenue is recognized. Reference ASC 606-10-50-12.

In our core Marketplace platform, the contracts that contain multiple performance obligations including discounts on future services broadly fall into the two categories noted below. Both categories of contracts contain performance obligations representing a material right in terms of the customer having an option for a connection service at a discounted final value fee. The Company recognizes the amount allocated to the option as the option is exercised or expired.

eBay Store subscription - Under a subscription agreement a seller may open an “eBay Store,” on our platform. The subscription agreement will exist in connection with listing agreements governing certain terms of individual listings and the promised connection service. The Company has determined, in accordance with ASC 606-10-25-19-22, that there are three performance obligations under these subscription agreements:

•	eBay Store - Store home page on our platform

•	Material right - Option for connection service in the future at a discounted final value fee

•	Selling Manager Pro - Access to analytical seller tools on our platform

Nonstandard listing agreements - Under a typical listing agreement with large enterprise sellers, we may provide a tiered-pricing structure. The Company has determined, in accordance with ASC 606-10-25-19-22, that there are two performance obligations under these nonstandard listing agreements:

•	Connection service (standard in any listing agreement)

•	Material right - Option for connection service in the future at a discounted final value fee

Acknowledging the Staff’s reference to ASC 606-10-50-12 we intend to expand our disclosures in “Note 1 - The Company and Summary of Significant Accounting Policies” under the heading Revenue Recognition, to include much of the discussion now included under the heading Recently Adopted Accounting Pronouncements. In addition, we will provide a more complete discussion of the relevant portions of the concepts noted above in our response to this Comment #5.

6.
We note your disclosure that certain incentives provided to certain users from which you do not earn revenue within the context of the identified contract are recognized as sales and marketing expenses. Please provide us with a specific discussion of the nature of these incentives and clarify your consideration of the identified contract. In addition, tell us how and why you concluded that these amounts should be classified as a reduction to revenue under ASC 605 but are classified as sales and marketing expenses under ASC 606.

With the adoption of ASC 606, we developed a framework within the principles of ASC 606 under which each promotion or incentive is evaluated to assess whether the promotion or incentive is a payment to a customer and should therefore be presented as a reduction of revenue.

For reference, we have determined that our customers under ASC 606 are sellers on our Marketplace platform since sellers pay for the use of the platform to sell their inventory. Buyers are not our customers because access to the eBay platform is free for buyers and we have no performance obligations with respect to buyers. Further, buyers on the Marketplace platform are not our customer’s customer in the distribution chain because buyers do not purchase the service that we provide to sellers, our customers. Both buyers and sellers are our customers with regards to our StubHub platform as we perform services for both parties in exchange for consideration.

To assess the accounting for promotions or incentives, we assess whether the promotion or incentive is a payment to a customer or a payment made on behalf of a customer. Promotions and incentives that are payments to a customer or made on behalf of a customer are presented as a reduction of the transaction price (and therefore, revenue) because the Company does not receive a distinct good or service in exchange for the payment. Promotions and incentives that are not payments to customers are outside the scope of ASC 606 and are presented as sales and marketing expense. For example, a promotion or incentive given to a buyer on our Marketplace platform generally does not represent a payment to a customer and is presented as sales and marketing expense. In certain limited situations, a promotion or incentive is provided to the buyer pursuant to an agreement with a seller (a customer); in these cases, we would view the payment as being made on behalf of a customer and present the payment as a reduction of the transaction price for contracts with that customer.

We considered whether it is necessary to assess whether a buyer has also transacted on Marketplace as a seller (and therefore, has been our customer in the past). The Company concluded that if a promotion or incentive is targeted to buyers (without regard to whether the user is also a seller), it is not necessary to determine whether the buyer receiving the payment could have been a seller in another transaction. In these cases, eBay is not making the payment in contemplation of other revenue contracts with the same user where the user is a seller and thus, the payment is not economically linked to those contracts. We referred to the discussions of the FASB-IASB Joint Transition Resource Group for Revenue Recognition Memos (“TRG”), specifically TRG memo No. 44, paragraphs 11-13, in making this judgment.

Under ASC 605, we concluded that the guidance required an assessment of all potential customer relationships with a user receiving a promotion or incentive (e.g., the guidance in ASC 605-50-45-7 and 45-10). We concluded that it was appropriate to apply the guidance in ASC 605-50 to promotions and incentives given to buyers and present these payments as a reduction of revenue, given the uncertainty about whether the buyer had ever transacted as a seller on the Marketplace platform.

Note 7 - Derivative Instruments, page 15

7.
We note that you entered into a warrant with a service provider that entitles you to acquire shares of the service provider. You disclose that you account for the warrant as a derivative under ASC 815, reflecting the derivative at fair value on your balance sheet with changes in fair value reflected within income. However, you also indicate that the “day-one value attributable to the warrants” was recorded as a deferred credit liability that will be amortized over the life of the warrant. Citing authoritative accounting guidance, please tell us why you are deferring the day-one liability. Also clarify how and why the warrants were in an initial liability position and quantify for us the initial deferred credit.

In the first quarter of 2018, a warrant was negotiated and received by us to incentivize the transition of processing volume to the grantor of the warrant (the “Grantor”). The Grantor is a vendor since eBay is paying the Grantor for processing services. eBay’s ability to exercise specific tranches of the warrant is linked to meeting milestones with respect to the processed volume on a calendar year basis. We considered the reasons for receiving the warrant as well as eBay’s rights and obligations resulting from the Warrant Agreement, and evaluated the substance, economics, and commercial objectives of the arrangement and considered various guidance, including ASC 505-50, Equity-based payments to non-employees, ASC 606, Revenue from Contracts with Customers, ASC 705-20, Accounting for consideration received from a vendor (“ASC 705-20”), and ASC 815 Derivatives and Hedging to determine measurement and classification.

Although the Warrant Agreement and the related Commercial Agreement with Grantor are not revenue contracts for eBay, we considered the applicable guidance in ASC 606 since ASC 606 superseded ASC 505-50, Equity-based payments to non-employees. In consideration of ASC 606-10-25-9, the Warrant Agreement and the Commercial Agreement were required to be combined and accounted for as a single arrangement because both agreements were negotiated as a package with a single commercial objective, and the economics of the Warrant Agreement cannot be understood without reference to the Commercial Agreement. Secondly, any non-cash consideration would need to be considered when determining a transaction price. Thirdly, for the Grantor, the warrant would be considered as an upfront payment and variable consideration paid to a customer and in scope of ASC 606-10-32-25 as amended by ASU 2018-07. The realization will ultimately occur or not occur based on processing volume that eBay sends to the Grantor generating revenues for them. Based on the TRG Memo No. 59 dated November 7, 2016, the upfront payment, i.e., day 1 value of the warrant, made to a customer by the Grantor will be recorded on its balance sheet and would be amortized as a reduction to future revenues to the Grantor. Extending the same day 1 logic to eBay, the treatment would be a deferral on the balance sheet on day 1, i.e., recorded as a derivative asset with a deferred credit. The warrant was in an asset position on Day 1 and the reference to the deferred credit liability relates to the income deferral. Given the above considerations, the deferred credit of $44 million reflecting the estimated value of the right to purchase equity at fair value of the Grantor will then be reduced over the service period as an offset to the processing service costs paid for by eBay to Grantor. This right to purchase equity at a predetermined price of Grantor’s stock was considered to be an economic offset (reduction) to the processing costs expected to be incurred by the Company.

In addition, we considered the receipt of the warrant as consideration received from a vendor (supplier), which would be in the scope of ASC 705-20-25 - Accounting for Consideration Received from a Vendor (supplier). Based on this evaluation, we determined that the warrant was a form of consideration issued to us by the Grantor (our vendor) as an incentive for us to purchase services from the vendor. Essentially, it is a rebate for achieving a certain volume of transactions processed and a reduction of our overall cost of services purchased from the vendor. As a result, we considered the overall framework in ASC 705-20 to be an appropriate model to consider for accounting for that consideration. Consistent with the guidance in ASC 705-20-25-1, consideration received from the vendor should be accounted for as a reduction in the purchase price of the goods or services acquired from the vendor, as the consideration is not in exchange for a distinct good or service that eBay is providing to the vendor, it is not a reimbursement of costs incurred by eBay to sell the vendor’s products, and it is not a sales incentive offered to eBay’s end customers by the vendor.

Further, consistent with ASC 705-20-25-10, a rebate or refund that is payable to an entity pursuant to a binding arrangement only if the entity completes a specified cumulative level of purchases shall be recognized as a reduction of cost of sales based on a systematic and rational allocation of the consideration to each of the underlying transactions that result in progress toward earning the rebate or refund, provided that it is probable that the rebate or refund will be earned. As a result, we believe that the appropriate accounting treatment for the warrant received from the Grantor is to treat the value of such warrant as a reduction of the Company’s cost of services purchased from the vendor over the term of the service agreement.

Upon review of the definition of a derivative instrument per ASC 815-10-15-83, we determined that the warrant asset possessed all characteristics of a derivative instrument and it did not qualify for any scope exceptions from derivative accounting under ASC 815. As a result of this determination, the accounting guidance per ASC 815 requires us to reflect the warrant as an asset at fair value in our financial statements at each reporting period.

Therefore, based on the above analysis, the Company concluded that it is appropriate to record an asset for the $44 million fair value of the Warrant Agreement received on day 1, with a corresponding deferred credit reflecting the prepaid rebate from the vendor, and then subsequently reduce the deferred credit as a reduction of the expense to the Grantor over the term of the Commercial Agreement. The warrant asset itself is a derivative and is reflected at fair value at each reporting period with subsequent changes in the fair value recorded to other income.

*        *        *

In the instances indicated above, we believe that revisions in response to the Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, commencing with our Annual Report on Form 10-K for the year ending December 31, 2018.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-376-3214). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer